UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Rise Companies Corp.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10659

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle, NW, Suite 900 Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) makes statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our and our Sponsored Programs’ (defined below) operations and future prospects include, but are not limited to:

•	our dependence on fee income generated from our Sponsored Programs to support our continued growth and expansion;

•	the ability of our Sponsored Programs to effectively deploy the proceeds raised in their initial and subsequent offerings;

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters could adversely affect properties held by the Sponsored Programs and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability of our Sponsored Programs to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit the ability of our Sponsored Programs to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants of our Sponsored Programs;

•	increased interest rates and operating costs;

•	our failure and the failure of our Sponsored Programs to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	difficulties of our Sponsored Programs in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	failure of our Sponsored Programs to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure of acquisitions to yield anticipated results;

•	our and our Sponsored Programs’ level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need of our Sponsored Programs to invest additional equity in connection with debt refinancing as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	our ability to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

•	changes in business conditions and the market value of our and our Sponsored Programs’ assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by us;

•	our ability of our Sponsored Programs to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940(the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company Act”) and other laws; and

•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is a financial technology company that is on a mission to build a better financial system for the individual.  We develop software to consume ever more of the value chain of the private investment industry. This pattern is an old story in other industries, but the broader financial system has managed to escape true disruption to date. While today we are focused on how to redefine the process of investing in real estate, we’ve always thought about our mission as bigger than just real estate investment. It’s a way to democratize and reimagine private markets altogether.

We believe the public markets are where the vast majority of individuals invest and, not coincidentally, where there has been a significant amount of technology penetration and disruption. The raucous trading pit has been replaced by silent machines. The internet and apps drove the cost to trade stocks down to zero. Public company data has never been so transparent and readily available. The promise of an efficient market is truer than ever.

We also believe the private markets resemble the public markets of more than a half century ago. Transactions are performed manually by salespeople. Data is opaque and fragmented. Access is fundamentally barred to individuals. Sophisticated investors capture excess alpha from highly inefficient markets.

In short, the private markets are ripe for reinvention.

Rise Companies - Today

We view the financial system as being organized into three key functions: aggregation, allocation (as a fund manager), and operations.

Fundrise started with aggregation because ‘those who write the checks, make the decisions.’ In other words, by freeing control of the capital from traditional institutions, we have been able to build a new system without institutional encumbrance – from the resistance to change by those who fear career risk.

We are systematically replacing each step with software. Over time, we are building a new set of rails of the private investment industry.

To paraphrase the saying, how does software eat finance? One bite at a time.

Here is a typical example(1) of how the private financial system is organized:

(1) The listed entities are named for illustrative purposes only. There is no relationship between these entities and us in the capacity illustrated in this example.

•	Aggregation: Fundrise owns and operates a leading alternative asset investment platform, located at www.fundrise.com and via our iOS or Android mobile applications (the “Fundrise Platform”) which:

o	Allows individuals to invest in what we believe is both a superior and simpler investing experience, including:

▪	Frictionless investment transaction and management that is constantly evolving to be the most simple, transparent, and user-friendly experience in finance

▪	Ultra-low costs and zero upfront fees, eliminating high-fee broker-dealers and other expenses of the investment process usually involving many intermediaries

▪	Payment processing, including deep validation layers for anti-fraud, non-sufficient funds, and identity, processed 2.3 million ACH transactions in 2020

▪	Real-time reporting of return calculations performed daily for each client account via ETL software layer, currently storing 975 million data points; and

o	Enables our investors to earn returns from real estate and other alternative asset classes that have generally been unavailable to many individual investors

•	Allocation: Fundrise has created an investment and fund management platform that leverages automated processes and reporting to reap the benefits of a lower cost structure of a back-of-house built with APIs and data stores rather than PDFs and Excel that allows for us to:

o	Remove the double promote (where real estate and alternative fund sponsors receive a share of the profits in the distribution waterfall) common with alternative asset investments

o	Systematize the back-of-house of accounting, tax, operations and fund operations, including software generating over a million 1099s and K-1s at zero cost to the investor; and

o	Maintain 24 million unique shareholding records, including daily automated transfer agent integration

•	Operations: Fundrise has developed operating platforms that leverage software to lower the operating cost and improve the selection, management, and performance of investments by:

o	Building “software-first” solutions to manage deal origination and investment data capture: and

o	Developing a systems-based approach to asset management and operations that systematically updates and replaces the data input and analysis with our proprietary software

When an individual invests through the Fundrise Platform, they are investing into private market assets previously outside the reach of the everyday individuals. This is, of course, as opposed to the public markets (such as publicly traded stocks, ETFs, etc). Increasingly companies are not entering the public markets until later and later, if at all. The lifecycle of growth companies and assets is increasingly occurring in private markets. See this example(2).

(2) The above general expected growth trend is only to illustrate the general expectations of institutional investors when making their investment analyses and does not reflect actual or expected growth of investments made with our Sponsored Programs.

And much like trying to invest in Snowflake, Google, or Uber before they went public, access to private market (i.e. “early stage”) investments is restricted -- only available to those who go through a series of institutional channels controlled by intermediaries and gatekeepers, all of whom charge hefty tolls in the form of performance fees, sales commissions, and other transaction costs.

In fact, unless you happen to be old enough to have a pension, most investors simply do not have any feasible way to access the private markets and as a result are limited to investing exclusively in publicly traded stocks.

This matters because we believe that when they invest in a company (or real estate asset) once it is in the public markets they are far more often than not paying a higher price, i.e., a premium, vs. those who have the ability to buy into the asset while it is still private. (Note, even if, late stage, private market tech companies may currently be pricing at a premium to public markets, we believe our observations are generally true from a long-term, structural perspective).

This idea of both disrupting and integrating the “private equity value chain” lies at the very heart of the Fundrise Platform.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, the results discussed below are as of and for the years ended December 31, 2021 and 2020.

Results of the Business

In our business today, the metrics that drive our success and direct our attention are those that most effectively describe our geometric growth. Of course, revenue and expense on a gross basis as well as by category are key; as an asset manager, the performance of our advised investment vehicles is also clearly relevant. You can see those metrics within our “Results of Operations” section below. And while we are proud of the current year growth reflected by those metrics, we have always been and will continue to be focused on the long-term. We believe we are at the beginning of a multi-decade paradigm shift across many macroeconomic trends (the automation of investment management, the wealth accumulation of the millennial generation, increasing allocation to investment alternatives outside of stocks and bonds, and from pensions to self-managed investments) and feel poised to ride an expected tidal wave of change for years to come. We are constantly evaluating our current products and the competitive landscape to ensure we position ourselves in front of that change as opposed to chasing it.

The signal has become clear enough that many in the private investment industry are now starting to pitch the idea(s) of “perpetual capital”, retail investors, and recurring revenue. But the problem is that that is only part of the solution. We believe they’re missing the software-driven flywheel necessary to successfully re-orient their business. You can’t execute the strategy of tomorrow with yesterday’s way of doing business.

For example, the way many asset managers talk about the key growth metric of “perpetual” capital (to describe a portion of their investment vehicles which are not constituted of time bound commitments of capital) is directionally accurate but lacks context for significant differences in the underlying distribution model, and therefore growth potential. Clearly, the market recognizes that recurring fee, perpetual capital vehicles for retail investors are more valuable than vintage, term-defined funds made up of institutional, bespoke-needs capital. We agree on “the what.” However, we believe the fundamental key to growth is in “the how” - and that the old school, manual, and intermediated distribution is inferior to an integrated technology platform, and that despite the industry’s pivot towards the right type of capital, they will not dominate the next paradigm of the industry because they are not built to be technology companies and have held on too tightly and for too long to yesterday’s model. To be sure, some of our competitors may pivot in time, or have the resources to acquire a machine that will allow them to compete, but we believe that the paradigm shifts we’ve discussed make it certain that as the next generation comes of age the majority of market share currently held by old line asset managers is up for grabs and, with our technology and substantial lead, we expect can be ours for the taking.

The combination of macro trends referenced above, company specific strategy, and where we are in our growth trajectory means that the metrics we track and emphasize within our business will evolve as we grow and the macro trends unfold. The majority of our growth today comes from existing customers increasing their investment size as their investable assets grow and we prove our ability to deliver attractive, uncorrelated returns. With a young investor base and perpetual capital, we believe we have decades to grow with our customers. With this multi-decade opportunity in mind, we focus on optimizing our profit potential over a long-term investor relationship as opposed to a more transactional approach. And so, with respect to metrics not demonstrated by financial results, the portion of our customers who are committed to our product offerings through a direct relationship with us over a long-term basis is the result we are now most focused on maintaining and continually improving.

Our success today is most accurately managed, and therefore measured, by metrics that relate to our customer level economics and broader strategic differentiation. These metrics include the percentage of our AUM that is perpetual, the percentage of our active users with whom we have a direct relationship, and the percentage of our active users with whom we have a recurring monthly investment, among other time-tried technology business metrics such as active investors, new investor growth, AUM growth from existing investors, and retention at both the investor and AUM level. As our business matures, our success will continue to be measured by these metrics, in addition to a heavier weighting towards more traditional, enterprise-level metrics like growth in top line revenue, gross margin expansion, EBITDA, free cash flow, and operating leverage.

Rise Timeline of Innovation and Growth

FUNDRISE

TIMELINE OF
Innovation & Growth

2011 Filed a **provisional patent application** for Systems and Methods for Online Securitization of Illiquid Assets.

2012 Sponsored the first ever online real estate offering under Regulation A of the Securities Act for a property at 1351 H Street NE, in Washington, D.C. To our knowledge**, we invented online real estate investing.**

2014 Renren Inc. led our Series A convertible preferred stock financing round and raised $24.7 million. Launched Notes Program **allowing investors to deploy capital targeting returns tied to select real estate assets** through a simplified online investment process.

2015 Sponsored the **first ever online real estate investment trust** available to anyone in the U.S. (an "eREIT"T M), called Fundrise Real Estate Investment Trust, LLC.

2016 Surpassed 100,000 users on the Fundrise Platform and $100 million in AUM in the Sponsored Programs

2017 Surpassed $200 million in AUM in the Sponsored Programs

2018 Surpassed 50,000 active investor accounts and 250,000 users on the Fundrise Platform. Surpassed $500 million in AUM in the Sponsored Programs.

2019 Launched the **Fundrise iOS mobile** application.

2020 Launched the **Fundrise Android mobile** application.

2021 Launched our **Flagship Fund**. Secured a **$300 million credit facility** from Goldman Sachs. Lowered the investment minimum to $10, our **lowest minimum investment ever**. Surpassed 1 million users on the Fundrise Platform. Surpassed $2.0 billion in AUM. Raised over a $100 million dollars in single month. Surpassed 200,000 active investor accounts on the Fundrise Platform.

2022 Surpassed $2.5 billion in AUM in the Sponsored Programs. Successfully completed the Income eREIT merger into the Fundrise Income Interval Fund. Surpassed 300,000 active investor accounts and 1.5 million users on the Fundrise Platform.

SYSTEMS AND METHODS FOR ONLINE SECURITIZATION OF ILLIQUID ASSETS
Provisional Patent
FILED
For Sale
1351 H Street NE
100K USERS
$100M AUM
$200M AUM
250K USERS
50K ACTIVE INVESTORS
FUNDRISE
200K ACTIVE INVESTORS
1M USERS
$1.5B AUM
$2B AUM
300K ACTIVE INVESTORS
1.5M USERS
$2.5B AUM

As of December 31, 2021, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits while we continue to build the business and invest in big ideas and new innovation.

Rise Companies - Tomorrow and the Metrics That Matter

Our optimism about the Company, our continued evolution, and our future success in executing on our mission is rooted in a history long on innovative ideas, exceptional engineering talent, patience for and focus on long-term growth rather than short term results, and a commitment to the mission and our customer, the individual. While our current year growth is an achievement we are incredibly proud of, it masks an underlying concept we’ve been passionate about at Rise since the beginning: non-linear growth. It is a common misconception that the growth of companies, when observed over long periods of time, is – or even should be – clear and steady. In actuality, we believe nearly all massively successful businesses in today’s environment have experienced punctuated periods of non-linear growth unlocked through true product or market innovations. This phenomenon has certainly held true in Rise’s nearly ten-year history, as we have always seen a small number of critical initiatives lead to outsized growth and allowed us to reach milestones that seemed previously unattainable.

It’s important to remember that while Rise is a technology company focused on finance, our performance reflects aspects of investment management, real estate asset management, and software as a service businesses. As a result, our performance and potential is not fully captured by metrics used by the companies operating in those industries today, given the generally outdated approach taken by businesses in those industries. We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance or may require looking at new metrics that reflect the evolution of our business model. In short, we believe the metrics that matter the most to us in operating our business and creating new value for our customers, and therefore in creating an effective measurement of our success, will continue to evolve. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

Outlook and Recent Trends

We are encouraged by both the performance of the managed real estate assets held by our Sponsored Programs (as defined within the Other Details, Corporate Structure section) and by our own ability to navigate and continue to grow throughout the economic upheaval and public health crisis brought on by the COVID-19 pandemic that has caused many businesses to radically shift their operations during a majority of 2020 and 2021. We have continued to see strong performance especially in the Flagship Fund (as defined within the Other Details, Corporate Structure section), which invested more than $556 million and had $725 million net assets in real estate across a diversified portfolio of multifamily apartment, single-family rental, and industrial asset classes as of and for the year ended December 31, 2021.

We have regained our pre-pandemic growth momentum, achieving a 79% growth in Fundrise Platform’s AUM for the annual period ending December 2021. With just our progress in 2021, we have already set new records with multiple largest ever fundraising months for the Sponsored Programs. It has been our belief that as the broader demographic tailwinds create a new generation full of millions and millions of new investors, the platform that was able to provide consistently strong performance with the best overall experience would be well-positioned to succeed. According to the Deloitte Center for Financial Services, the vast majority of new wealth creation in the United States will come from Generation X and Millennials, who will increase from approximately 28% in 2020 to 47% in 2030 of all wealth in the United States. Fundrise is well positioned to become the go-to platform for the rising generations to invest in the real estate industry and other alternative asset classes, and to leverage data and technology in its efforts to empower and center the individual as the key stakeholder in the financial services markets.

Since the start of 2021, we have continued to build on our products and improve the overall platform, most notably:

•	In January, the introduction of the Flagship Fund, a registered Investment Company Act interval fund, has enhanced our proprietary fund infrastructure, enabling the creation of a unified flagship strategy. We believe the Flagship Fund will power the core of our investors’ portfolios going forward by reducing the overall impact of short-term cash drag on investor returns and also provide the potential for greater portfolio diversification over the long run.

•	The Flagship Fund’s co-investment vehicle has secured a credit facility from Goldman Sachs Bank (NYSE:GS), which enabled such vehicle to borrow up to $300 million against the value of our single-family rental portfolio.

•	We have built up the single-family rental home operating platform and portfolio held by certain of the Sponsored Programs to a total of approximately 1,750 homes across over fifty communities and expect to continue this momentum into next fiscal year. Our goal is to create a portfolio of homes that can achieve operating economies of scale, generating consistent income, while at the same time positioning the Sponsored Programs to capture what we believe will be outsized price appreciation thanks to the confluence of demographic factors driving demand for affordably-priced rental homes.

•	We upgraded key software infrastructure, operations, and services to allow for greater scale, leading to us lowering the minimum investment on the Fundrise Platform to $10 in July.

•	Based on our long-term focus and strategy, in 2021 we achieved some of the best returns in our history. The following table shows client accounts with their respective returns by the investment plan objective our of Sponsored Programs.

	Income	Balanced	Growth	Overall
Dividends	4.96%	3.70%	2.92%	3.63%
Appreciation	13.02%	19.49%	22.20%	19.36%
Total Return(1)	17.98%	23.18%	25.12%	22.99%

(1)“Total return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the calendar year 2021, calculated using the Modified Dietz method. Total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

Looking back since the start of the COVID-19 pandemic, in a period with so many unexpected challenges, we believe we have not only established ourselves as the clear leader in the alternative asset investment space, but continue to innovate rapidly and distance ourselves from the rest of the pack.

While success is never guaranteed, together with our renewed focus on expanding overall awareness of our brand, we believe these key initiatives have allowed us to recover our momentum and put us on track to build a world class data and technology enabled alternative asset investment platform.

Results of Operations

For the years ended December 31, 2021 and 2020, our results of operations are as follows:

Results	2021 (in thousands)	2020 (in thousands)	% Change	Explanation
Operating Revenue
Origination and acquisition fees	$17,403	$5,539	214%	The increase was caused by a resumption in origination and acquisition activity compared to prior period where we decreased its origination and acquisition activity due to the initial uncertainty caused by the COVID-19 outbreak in the United States as well as the successful transition from an opportunistic to programmatic real-estate acquisition strategy.
Management and advisory fees, net	16,032	9,591	67%	The increase was caused by period-over-period growth in AUM on the Fundrise Platform as our fee structure remained unchanged.
Other operating revenue	2,587	526	392%	The increase was primarily caused by the gain associated with the deconsolidation of the Flagship Fund and expenses recouped from the Flagship Fund pursuant to certain expense limitation agreements.
Total operating revenue	$36,022	$15,656	130%

Operating Expenses
Marketing	Marketing expenses consist primarily of the costs associated with engaging and enrolling investors in the Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our marketing team.
	$38,684	$14,609	165%	The increase was due to the resumption of our marketing strategy compared to decreased spending in 2020 due to the COVID-19 outbreak in the United States.
Origination and servicing	Origination and servicing expenses consist of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from, or joint-venture partners with, the Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.
	$5,711	$4,421	29%	The increase was primarily due to an increase in headcount year-over-year in our real estate team.
Engineering and product development	Engineering and product development expenses consist primarily of salaries and benefits for our software engineering and product management teams that are not capitalized as internal-use software. These teams work on the development and maintenance of the Fundrise Platform.
	$7,369	$4,145	78%

The increase was driven by an increase in headcount period-over-period in our software engineering and product management teams.

We capitalized approximately $6,307,000 and $4,626,000, for the years ended December 31, 2021 and 2020, respectively, in software development costs.

General, administrative and other	General, administrative and other expenses consist primarily of office expenses, professional fees, depreciation and amortization expense, and other expenses which primarily consists of salaries and benefits for our accounting, legal, and operations teams, expenses related to the start-up and administration of the Flagship Fund, and other miscellaneous expenses.
Office expenses	$2,636	$2,160	22%	This increase was primarily due to software subscription expenses used to maintain and improve operations.
Professional fees	4,337	2,370	83%	The increase was largely due to additional professional fees related to new product initiatives and recruiting expenses related to our increase in headcount.
Depreciation and amortization	2,569	1,918	34%	This increase was largely due to an increase in the amortization of completed capitalized software development costs.
Other general and administrative	13,612	7,436	83%	The increase was primarily due to an increase in headcount in our accounting, legal, and operations teams period-over-period and administration costs of the Flagship Fund, which started operations in January 2021. The administration costs of the Flagship Fund are recouped pursuant to certain expense limitation agreements.
Total operating expenses	$74,918	$37,059	102%

Notes Program

On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, we received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds, bringing the Notes Program to an end.

Key Factors Impacting Our Current Year Performance

Our historical growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy which has allowed us to build and develop the various enterprise functions needed to meet the changing demands of our customers and to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators, investors, and the modern financial industry will continue to inform our business and investment product decisions, but we have so far failed to see value for our investors in compromising our long-term focus to pursue short-term measures that we believe would result in investment performance below our standards. Given this approach and the dynamic path of our experienced and expected future growth, we have focused this year on a number of important developments within our operating business segments that we believe reflect the key factors impacting our performance in 2021. Refer to the Results of the Business section above for a description of these key factors.

Key Factors We Expect to Impact Our Future Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our investment acquisition capabilities, enhancing our technology infrastructure, expanding our product and feature offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our marketing, engineering and product development, and origination and servicing expenses. These investments are intended to contribute to our long-term growth, but they may continue to affect our near-term profitability.

Real Estate Originations

We originate the Sponsored Programs’ real estate investments through our vertically integrated real estate investment platform. We generate revenue from origination and acquisition fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our platform, credibility of our brand, scale of our business, strength of our network effect, and the economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, the results of our continued investment in our real estate operating platform, investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment acquisitions include the interest rate and economic environment, the continued effects of the COVID-19 pandemic on the United States and elsewhere, the competitiveness of our cost of capital, the success of our operational efforts to leverage technology to improve the investment execution, our ability to develop new products or enhance existing products for real estate operations and investors, the success of our marketing initiatives, of our development of relationships with real estate operators, and of our ability to acquire and retain investors.

Investors provide the equity capital into the Sponsored Programs through the use of the Fundrise Platform. Our model is built specifically to leverage the economies of scale created by the internet to cut fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated platform transforms the real estate origination, underwriting, operations, investment processing, and servicing, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing and APIs (application programming interfaces).

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees and management and advisory fees. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition in the financial statements for further detail.

Liquidity and Capital Resources

Since inception through December 31, 2021, we have financed our operations primarily through the issuance of equity securities. As of December 31, 2021 and 2020, respectively, we had cash and cash equivalents of approximately $27.4 million and $30.8 million.

We believe that our current capital position, together with additional funds we may raise in our Offering described below under Offering Results, is sufficient to meet our current liquidity needs for at least the next 12 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of December 31, 2021 and 2020, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between December 31, 2021 and the time of this filing.

Fundrise LP – Sidecar Investment Fund

As part of the 2014 Series A Preferred financing round, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to support assets originated and facilitated by the Fundrise Platform and to support our overall growth.

Corporate Debt

As of December 30, 2021 and December 31, 2020, we had corporate debt payable of approximately $2.8 million. In April 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan (the “PPP Loan”) under the Paycheck Protection Program offered by the U.S. Small Business Administration (the “SBA”) in the principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). We received the full loan amount on April 27, 2020.

As explained more fully in Note 9, Loans Payable – PPP Loans Payable, according to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if certain conditions are met. In July 2021 we applied for such forgiveness. See Note 17, Subsequent Events, for more information. The PPP Loan matured on April 19, 2022.

Other Details

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC on March 7, 2022, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Offering Results

As of December 31, 2021, we are offering up to $75.0 million in shares of our Class B Common Stock in any rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $114.4 million and $82.7 million, respectively, from settled subscriptions.

As of December 31, 2021, we sold 14,842,350 shares of our Class B Common Stock at varying prices as set forth below. This does not include 611,887 shares that have been sold in a private placement pursuant to Rule 506(c) of Regulation D at $11.44 for proceeds of $6,999,987 in 2021.

Offering Results

Effective Date of Price per Share	Price Per Share	Number of Class B Common Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645
July 28, 2017	5.50	699,880	3,849,340
January 27, 2018	6.00	649,781	3,898,686
May 22, 2018	6.30	240,589	1,515,711
July 23, 2018	6.60	522,878	3,450,995
October 19, 2018	6.90	814,870	5,622,603
January 31, 2019	7.30	1,073,630	7,837,499
May 3, 2019	7.67	457,748	3,510,927
July 26, 2019	8.05	1,029,649	8,288,674
October 18, 2019	8.45	864,499	7,305,017
January 21, 2020	8.87	814,948	7,228,589
July 17, 2020	9.09	1,738,062	15,798,984
February 17, 2021	9.54	1,557,297	14,856,613
April 28, 2021	10.90	492,080	5,363,672
August 16, 2021	11.44	1,002,310	11,466,426
Totals	—	14,842,350	$114,414,381

Shares are currently offered and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 15, Related Party Transactions, in our financial statements.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimate is the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Intangible Assets – Internal-Use Software

Internal-use software is capitalized into an intangible asset when preliminary development efforts are successfully completed; it is probable that the project will be completed; and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Corporate Structure

We operate through the following significant consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the SEC that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Real Estate, LLC, a wholly-owned subsidiary of Rise Companies, is a real estate operating platform through which many of the real estate assets of our Sponsored Programs are managed.

•	Certain unlaunched investment programs that are not yet being offered to investors.

The Company has sponsored the following investment programs as of December 31, 2021:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Development eREIT, LLC (the result of a merger between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC), Fundrise Income eREIT V, LLC, Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC), Fundrise Growth eREIT VI, LLC, Fundrise Growth eREIT VII, LLC, Fundrise Balanced eREIT, LLC,, and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the eFund on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund”, the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D (“Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”), that is offered through the Fundrise Platform.

•

Fundrise Real Estate Interval Fund, LLC (“Flagship Fund”) is a Delaware limited liability company that is registered under the Investment Company Act of 1940 (“40 Act”), as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

The eREITs, eFund, oFund and Flagship Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs”.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of April 15, 2022, we had two hundred and ninety employees.

Recent Developments

As of the date of this filing, we have more than 300,000 active investor accounts and more than 1,500,000 active users on the Fundrise Platform, and more than $2.8 billion in AUM in the Sponsored Programs.

Refer to Note 17, Subsequent Events, for more details on recent developments.

Item 3.	Directors and Officers

As of the date of this filing our directors and executive officers are as follows:

Name	Age	Position	Term of Office
Directors and Executive Officers
Benjamin S. Miller	45	Director, Chief Executive Officer	March 2012
Brandon T. Jenkins	36	Director, Chief Operating Officer	March 2012
Alison A. Staloch	41	Chief Financial Officer	June 2021
Joseph Chen	52	Independent Director	April 2014
Tal Kerret	51	Independent Director	April 2014
Haniel Lynn	52	Independent Director	March 2017
Kenneth J. Shin	42	Chief Technology Officer	March 2012
Bjorn J. Hall	41	General Counsel, Chief Compliance Officer, and Corporate Secretary	February 2014
Chris Brauckmuller	35	Chief Strategy Officer	January 2022
Jonathan Carden	33	Chief Marketing Officer	April 2021
Luke Ruth	31	Chief Product Officer	January 2022

Significant Employees
Kendall Davis	33	Senior Vice President – Investments	June 2014

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Benjamin S. Miller has served as our Chief Executive Officer and Director since our inception in March 2012, and, from October 2015 to June 2021 served as our Interim Chief Financial Officer. Prior to serving as our Chief Executive Officer, Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate companies in the Washington, DC metro area. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins has served as a Director since October 2015, and as our Chief Operating Officer since February 2014, prior to which time he served as our Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners. Previously, Mr. Jenkins spent two and a half years as an investment advisor at Marcus & Millichap. Prior, Mr. Jenkins also worked for Westfield Corporation. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Alison A. Staloch has served as Chief Financial Officer since June 2021. Prior to becoming the Chief Financial Officer, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Joseph Chen has served as a Director since April 2014. Mr. Chen is the founder of Renren Inc. Before founding Renren Inc., Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. Mr. Chen served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University. Our board of directors has determined that Mr. Chen would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Tal Kerret has served as a Director since April 2014. Mr. Kerret is President of Silverstein Properties, Inc. (“SPI”), where he is responsible for managing and monitoring the company’s portfolio of assets, devising strategies for growth and acting as a liaison with investors.  Mr. Kerret also oversees some of the day-to-day operations of the company. Mr. Kerret joined SPI, in 2011, as Executive Vice President. He launched Silver Suites Offices at 7 World Trade Center, and oversees Silver Suites Residences at Silver Towers.  In January 2013, Mr. Kerret was promoted to Chief Investment Officer of SPI. Prior to joining SPI, Mr. Kerret was Chairman and Co-Founder of Oberon Media, Inc., the leading casual games platform and solution provider established in 2003. Prior to co-founding Oberon Media, Inc., Mr. Kerret was CEO and co-founder of RichFX, an e-commerce technology infrastructure company, for seven years. Prior to RichFX, Mr. Kerret served as an officer in the Israeli Defense Forces for six years. Mr. Kerret holds degrees in Mathematics and Computer Science from the Tel Aviv University. Our board of directors has determined that Mr. Kerret would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Haniel Lynn has served as a Director since March 2017. Mr. Lynn is the Chief Executive Officer of Kastle Systems International, the industry leader in managed security solutions. Mr. Lynn was formerly group president of CEB, now Gartner, a global best practices insights and technology company from 2014 until August 2017 and was a member of CEB’s executive leadership team from 2005. Mr. Lynn had global responsibility for CEB’s best practices and decision support business. From 2005 until 2014, Mr. Lynn led the CEB Sales, Marketing, and Communications and Financial Services practices and the Digital Products and Innovation team. Mr. Lynn joined CEB in 2001 as a managing director in the new product development group, and he later added responsibility for leading CEB’s solutions business. Prior to joining CEB, Mr. Lynn was vice president of business development and strategy at LYTE, Inc., where he developed the business and operating model, led partnership development activities, and raised capital to support the growth of the early-stage company. Prior to LYTE, Mr. Lynn was a consultant with McKinsey & Company, providing counsel on marketing, strategy, operations, and organization design issues. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania. Our board of directors has determined that Mr. Lynn would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Kenneth J. Shin has served as Chief Technical Officer since our inception in March 2012. Previously, Mr. Shin has consulted for Fortune 500 clients in financial services and technology, including Fannie Mae, Oracle, Lockheed Martin and Computer Science Corporation. Mr. Shin has also consulted for government clients including the Federal Bureau of Investigation, Department of Defense and NATO. Mr. Shin earned his Bachelor of Science in Computer Science Engineering from the University of Pennsylvania.

Bjorn J. Hall has served as our General Counsel, Chief Compliance Officer, and Corporate Secretary since February 2014. Prior to becoming our General Counsel, from February 2008 to February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Prior to O’Melveny, from September 2006 to February 2008, Mr. Hall served as an associate at the law firm Venable, LLP, where he was a member of the Transactions Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Chris Brauckmuller has served as our Chief Strategy Officer since January 2022, and prior to that served as our Chief Product Officer beginning in September 2018 and Director of Design and Creative beginning in December 2012. From March 2010 to December 2012, Mr. Brauckmuller ran his own independent interactive design studio. Previously, Mr. Brauckmuller was employed as an interactive designer at 352 Media Group (now 352 Inc.), based in Gainesville, Florida, where he led creative efforts on accounts ranging from startups to Fortune 500 technology companies, including Microsoft and BAE Systems. Mr. Brauckmuller received a Bachelor of Arts degree from the University of Florida.

Jonathan Carden has served as our Chief Marketing Officer since April 2021, and was previously the Senior Vice President of Marketing since October 2017. Prior to joining Fundrise, Mr. Carden worked for Uber, where he filled a number of marketing roles before leaving as the head of digital content for the Southeastern U.S. region. Before Uber, Mr. Carden worked in major gift fundraising, serving as the Director of Major Gifts for his alma mater, Patrick Henry College. Mr. Carden received a Bachelor of Arts degree from Patrick Henry College.

Luke Ruth has served as our Chief Product Officer since January 2022, and was previously the Senior Vice President of Product since January 2020. Mr. Ruth joined Fundrise in April 2014 as a Front-End Software Engineer and was promoted to Vice President of Product in February 2018. Prior to joining Fundrise, Mr. Ruth worked for a small semantic web startup as a member of the engineering team. Mr. Ruth received a Bachelor of Science degree from the University of Mary Washington.

Kendall Davis has served as Senior Vice President of Investments, and has led our investments team since June 2014. Previously, Ms. Davis worked at Citigroup within the Institutional Clients Group and the Citi Private Bank. Ms. Davis is a graduate of the University of Virginia.

Election of Directors

Our board of directors is comprised of five (5) members. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock are entitled to elect two directors at any election of directors. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors. The remaining director is elected by holders of Series A Preferred Stock (voting on an as-converted basis) and Class A Common Stock, Class F Common Stock and Class M Common Stock, voting as a single class. As of April 15, 2022, there were no shares of Class M Common Stock outstanding.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Chen, Kerret and Lynn do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors would qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, if such rules applied to us. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Interest of Management and Others in Certain Transactions.”

Compensation of Our Directors and Executive Officers

The following table sets forth information about the annual compensation of each of the three highest paid persons who were executive officers or directors during 2021, which was our last completed fiscal year.

Name	Capacities in which compensation was received	Cash Compensation		Other Compensation(1)	Total Compensation
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Corporate Secretary	$435,674		8,694	$444,368
Benjamin S. Miller	Chief Executive Officer	$405,000	(2)	8,692	$413,692
Brandon Jenkins	Chief Operating Officer	$352,517		8,695	$361,211

(1)	Other compensation consists of 401(k) matching contributions by the Company.

(2)	Mr. Miller’s cash compensation included $180,000 cash performance bonus for 2020 and 2021 performance that was awarded in March 2022.

The average annual total compensation of our officers as a group (which consists of 7 persons) during 2021 was approximately $364,000.

Average compensation to be paid to our officers for 2022 is expected to be at similar levels as 2021.

Other than the 2014 Stock Option and Grant Plan, of which Mr. Miller, Mr. Jenkins, and Mr. Hall have each been recipients of in previous years, and for which Mr. Lynn and Mr. Kerret (both Directors) were recipients of RSUs in 2018, we do not have any other ongoing plans or arrangements whereby equity compensation may be paid in the future.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding capital stock as of March 31, 2022 for the following: (i) each of our directors and executive officers, (ii) all persons who are our directors and executive officers as a group and (iii) any person who is known by us to be the beneficial owner of more than 10% of any class of our outstanding capital stock.

We calculated percentage ownership based on 40,807,141 shares of our capital stock outstanding as of March 31, 2022, which consisted of 2,455,894 shares of Class A Common Stock, 16,486,201 shares of Class B Common Stock, 10,000,000 shares of Class F Common Stock, and 11,865,046 shares of Series A Preferred Stock outstanding. In computing the beneficial ownership of outstanding shares of Class A Common Stock, we deemed a person to be the beneficial owner of all restricted shares of Class A Common Stock that were issued to such person under our 2014 Stock Option and Grant Plan regardless of whether such shares have vested, as our 2014 Stock Option and Grant Plan provides that, unless we provide otherwise, a grantee of restricted shares of Class A Common Stock will be entitled to vote such shares regardless of whether such shares have vested.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock or Series A Preferred Stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each person named in the table below is c/o Rise Companies Corp., 11 Dupont Circle NW, Suite 900, Washington, DC 20036.

	Class A		Class B		Class F		Class M		Series A Preferred(1)		Voting Power
Name of Beneficial Owner	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	% of Common Stock (2)	% of All Capital Stock (3)
10% Stockholders
Oak Pacific Investment(1)	—	—	—	—	—	—	—	—	11,865,046	100%	—	6.9%
Daniel S. Miller(4)	—	—	—	—	5,000,000	50%	—	—	184,340	1.6%	48.8%	43.9%
Beneficial Ownership Group Created by Voting Agreement(6)	122,900	5%	—	—	10,000,000	100%	—	—	11,865,046	100%	97.7%	87.6%

Executive Officers and Directors
Benjamin S. Miller(7)	—	—	1,200	*	5,000,000	50%	—	—	433,897	3.7%	48.8%	44.1%
Brandon T. Jenkins(5)	450,000	18.3%	—	—	—	—	—	—	—	—	*	*
Jonathan Carden	—	—	—	—	—	—	—	—	—	—	—	—
Alison A. Staloch	—	—	—	—	—	—	—	—	—	—	—	—
Kenneth J. Shin(5)	650,000	26.5%	200	*	—	—	—	—	—	—	*	*
Bjorn J. Hall(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Chris Brauckmuller(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Luke Ruth(5)	50,000	2.0%	—	—	—	—	—	—	—	—	*	*
Joseph Chen	—	—	—	—	—	—	—	—	—	—	—	—
Tal Kerret(5)	122,900	5%	—	—	—	—	—	—	84,931	*	*	*
Haniel Lynn	—	—	—	—	—	—	—	—	22,860	*	—	*
Executive officers and directors as a group (10 persons)	1,722,900	70.2%	1,400	*	5,000,000	50%	—	—	541,688	4.6%	50.5%	45.7%

* Represents beneficial ownership of less than 1%.

(1)	Oak Pacific Investment (“OPI”) is a record owner of 7,856,395 shares of Series A Preferred Stock (which amounts to 66.2% of the outstanding shares of Series A Preferred Stock), and certain other holders, some of which are listed in the table above, are record owners of the remaining outstanding shares of Series A Preferred Stock. However, pursuant to the Voting Agreement described in footnote 6 below, OPI is deemed to be the beneficial owner of 100.0% of the outstanding shares of Series A Preferred Stock because, as a majority owner of the outstanding shares of Series A Preferred Stock, (i) OPI is entitled to nominate the one director allocated to the Series A Preferred Stock and (ii) the remaining holders of the Series A Preferred Stock have effectively agreed to vote in accordance with OPI with respect to such director.

(2)	Voting power with respect to common stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock and Class M Common Stock all voting together as a single class, with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, and Class M Common Stock carrying nine (9) votes per share. As of December 23, 2016, there were no shares of Class M Common Stock issued and outstanding.

(3)	Voting power with respect to capital stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock all voting together as a single class (with Series A Preferred Stock voting on an as-converted basis), with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, Class M Common Stock carrying nine (9) votes per share, and Series A Preferred Stock carrying one (1) vote per share.

(4)	Mr. Miller’s beneficial ownership consists of 184,340 shares of Series A Preferred Stock held by WestMill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

(5)	The holder’s shares of Class A Common Stock are restricted shares issued under our 2014 Stock Option and Grant Plan. As of December 31, 2020 all shares have vested.

(6)	On April 14, 2014, in connection with the Series A Preferred Stock financing described in “Interest of Management and Others in Certain Transactions”, we entered into a Voting Agreement (the “Voting Agreement”) with certain Class A and Class F holders of our common stock and Series A holders of our preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The Voting Agreement creates a beneficial ownership group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which group is comprised of certain holders of our Class A Common Stock, all holders of our Class F Common Stock and all holders of our Series A Preferred Stock.

(7)	Mr. Miller’s beneficial ownership of 433,897 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 184,340 shares of Series A Preferred Stock held by Westmill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

Item 5.	Interest of Management and Others in Certain Transactions

Stock Issuances

In April 2014, in exchange for contributing to us the intellectual property and other assets used by us, Benjamin Miller and Daniel Miller each received 5,000,000 shares of Class F Common Stock.

Additionally, we have granted restricted shares of Class A Common Stock under our 2014 Stock Option and Grant Plan to our executive officers, directors and certain holders of more than 10% of a given class of our outstanding capital stock, in their capacities as our employees.

Series A Preferred Stock Financing

From April 14, 2014 through October 10, 2014, we sold an aggregate of 11,865,046 shares of our Series A Preferred Stock at a cash purchase price of $2.1872 per share or pursuant to the automatic conversion of certain convertible promissory notes, for an aggregate purchase price of approximately $24.7 million (including the purchase price paid for the convertible promissory notes).

The following table summarizes the Series A Preferred Stock held by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member as of December 31, 2021.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
WestMill Capital Partners LLC (1)	368,679	$806,365
Benjamin Miller	249,557	$545,825
Herbert Miller, Patrice Miller, David Miller and Caroline Miller (2)	374,757	$449,712

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

Investors’ Rights Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights. The related parties who are signatories to the IRA include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the IRA.

Right of First Refusal and Co-Sale Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a First Refusal and Co-Sale Agreement (“Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and Co-Sale with respect to certain transfers made by certain holders of our common stock. The related parties who are signatories to the Co-Sale Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Co-Sale Agreement.

Voting Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The related parties who are signatories to the Voting Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Lianhe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Voting Agreement.

Real Estate Transactions

The initial three real estate properties we used to assess the effectiveness of the Fundrise Platform were managed and owned by Benjamin Miller and Daniel Miller. Specifically, from 2011 to 2014, each of 1351 H Street NE, LLC, 906 H Street NE, LLC, and 1539 7th Street NW, LLC, all of which invested in properties located in Washington, DC, utilized the Fundrise Platform to conduct three separate Regulation A offerings to raise $325,000, $350,000, and $350,000, respectively. We received no transaction-based compensation from these deals and, at the time, we were wholly-owned by Benjamin Miller and Daniel Miller. 1351 H Street NE, LLC currently continues to use the Fundrise Platform solely for online investor relations and dividend distributions.

Investments in Company Convertible Notes

Through April 2014, we raised $3,359,041 in convertible notes from a number of parties, including related parties. Convertible notes of $545,825 from Benjamin Miller, $545,825 from Daniel Miller, and $806,365 from WestMill Capital Partners LLC, a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller, were converted into a total of 867,793 shares of our Series A Preferred Stock. Additional related party investments in the convertible notes included Herbert Miller (Messrs. Millers’ father), Patrice Miller (Messrs. Millers’ stepmother and mother, respectively), David Miller (Messrs. Millers’ brother), and Caroline Miller (Messrs. Millers’ sister), which investment amounts totaled $157,193, $131,219, $80,260, and $80,260 respectively. These related party investments were made under the same terms as other investors in the convertible notes.

Investments in Sponsored Programs and Notes Program

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Future Transactions

We intend that all future affiliated transactions be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party. We previously implemented a conflicts of interest policy, which requires a majority of the independent, disinterested members of our board of directors to approve affiliated transactions.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Independent Auditors’ Report

Board of Directors and Stockholders
Rise Companies Corp.:

Opinion

We have audited the consolidated financial statements of Rise Companies Corp. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statement of operations, changes in stockholders’ equity and non-controlling interests, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

McLean, VA

April 27, 2022

Independent Auditors’ Report

Board of Directors and Stockholders

Rise Companies Corp.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Rise Companies Corp. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2020, the related consolidated statements of operations, changes in stockholders’ equity and non-controlling interests and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rise Companies Corp. and its subsidiaries as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 15, 2021

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	December 31, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	$27,403	$30,834
Restricted cash	32	57
Receivables from Sponsored Programs	4,423	4,138
Notes receivable from Sponsored Programs	-	1,050
Real estate debt investments and PIK interest, net	-	8,328
Other current assets	1,993	1,503
Total current assets	33,851	45,910
Investments in Sponsored Programs	2,658	2,475
Property and equipment, net	1,703	226
Intangible assets, net	13,439	9,559
Other assets	1,046	1,530
Total assets	$52,697	$59,700

LIABILITIES
Current liabilities:
Accounts payable	$2,600	$1,878
Accrued expenses	1,394	494
Due to investors	290	519
Notes payable and PIK interest	-	7,845
Loans payable, current	2,794	2,447
Other current liabilities	822	289
Total current liabilities	7,900	13,472
Loan payable, non-current	-	1,397
Other liabilities	2,679	1,432
Total liabilities	10,579	16,301

Commitments and contingencies (Note 16)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; shares 2,888,859 issued and 2,455,894 shares outstanding, 2,887,359 shares issued and 2,454,394 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 15,454,237 shares issued and 15,008,588 outstanding, 11,790,663 shares issued and 11,481,550 shares outstanding, respectively	1	1
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	146,541	109,010
Accumulated deficit	(114,457)	(75,654)
Total stockholders’ equity before non-controlling interests	32,087	33,359

Non-controlling interests in consolidated entity	10,031	10,040
Total stockholders’ equity	42,118	43,399
Total liabilities and stockholders’ equity	$52,697	$59,700

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020
Operating revenue
Origination and acquisition fees	$17,403	$5,539
Management and advisory fees, net	16,032	9,591
Other operating revenue	2,587	526
Total operating revenue	36,022	15,656

Operating expenses
Marketing	38,684	14,609
Origination and servicing	5,711	4,421
Engineering and product development	7,369	4,145
General, administrative and other	23,154	13,884
Total operating expenses	74,918	37,059

Net operating income (loss)	(38,896)	(21,403)

Other income (loss)
Equity in earnings (losses)	181	86
	181	86

Net income (loss)	(38,715)	(21,317)

Net income attributable to non-controlling interests	88	112
Net income (loss) attributable to Rise Companies Corp.	$(38,803)	$(21,429)

Net earnings (loss) per share attributable to common stockholders:
Basic and diluted earnings (loss) per share*	$(1.51)	$(0.94)
Weighted average shares of common stock - Basic and diluted	25,715,731	22,757,738

* Basic and diluted earnings (loss) per share amounts pertain to each class of common stock.

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interests

(in thousands, except share data)

	Preferred Stock Series A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at January 1, 2020	11,865,046	$1	2, 454,706	$-	10,000,000	$1	-	$-	9,107,855	$-	$86,557	$(54,225)	$9,928	$42,262
Stock-based compensation	-	-	(312)	-	-	-	-	-	-	-	722	-	-	722
Issuance of Class B common stock	-	-	-	-	-	-	-	-	2,553,010	1	23,028	-	-	23,029
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(179,315)	-	(1,147)	-	-	(1,147)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(150)	-	-	(150)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(21,429)	112	(21,317)
Balance at December 31, 2020	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	11,481,550	$1	$109,010	$(75,654)	$10,040	$43,399
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	2	-	-	2
Issuance of Class B common stock	-	-	-	-	-	-	-	-	3,663,574	-	38,686	-	-	38,686
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(136,536)	-	(1,059)	-	-	(1,059)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(105)	-	-	(105)
Exercise of Common A RSOs	-	-	1,500	-	-	-	-	-	-	-	7	-	-	7
Distribution of Member’s Equity of NCI	-	-	-	-	-	-	-	-	-	-	-	-	(97)	(97)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(38,803)	88	(38,715)
Balance at December 31, 2021	11,865,046	$1	2,455,894	$-	10,000,000	$1	-	$-	15,008,588	$1	$146,541	$(114,457)	$10,031	$42,118

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31, 2021	Year ended December 31, 2020
Cash flows from operating activities
Net income (loss)	$(38,715)	$(21,317)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Stock-based compensation	2	722
Depreciation and amortization	2,569	1,918
Accretion of deferred loan fees and costs	-	(8)
Equity in (earnings) losses	(181)	(86)
Return on capital from Sponsored Programs	102	172
Loss on disposition of intangible asset	75	13
Change in assets and liabilities:
Other assets	7	1,857
Accounts payable and other liabilities	2,169	35
Receivables from Sponsored Programs	(285)	(1,830)
Notes receivable from Sponsored Programs	1,050	(1,050)
Interest receivable	2,328	-
PIK interest payable	(1,845)	(150)
Net cash provided by (used in) operating activities	(32,724)	(19,724)
Cash flows from investing activities
Additions to intangible assets	(6,419)	(4,637)
Purchases of property and equipment, net	(349)	(97)
Principal payments from real estate debt investments	6,000	-
Distributions of capital from Sponsored Programs	18	79
Investments in Sponsored Programs	(135)	-
Net cash provided by (used in) investing activities	(885)	(4,655)
Cash flows from financing activities
Distribution of capital to investor	(97)	-
Proceeds from the issuance of Class B common stock, net of offering costs	38,581	22,878
Redemptions of Class B common stock	(1,288)	(744)
Exercise of Class A common stock	7	-
Principal payments on notes payable	(6,000)	-
Loan payable	(1,050)	3,844
Net cash provided by (used in) financing activities	30,153	25,978
Net increase (decrease) in cash and cash equivalents	(3,456)	1,599
Cash, restricted cash and cash equivalents, beginning of period	30,891	29,292
Cash, restricted cash and cash equivalents, end of period	$27,435	$30,891

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,845	$150
Noncash tenant improvement allowance, net	1,263	-
Noncash leasehold improvement addition, net	1,233	-

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1. Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a financial technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following significant consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.
•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Real Estate, LLC, a wholly-owned subsidiary of Rise Companies, is a real estate operating platform through which many of the real estate assets of our Sponsored Programs are managed.

•	Certain unlaunched investment programs that are not yet being offered to investors.

The Company has sponsored the following investment programs, as of December 31, 2021:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Development eREIT, LLC (the result of a merger between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC), Fundrise Income eREIT V, LLC, Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC), Fundrise Growth eREIT VI, LLC, Fundrise Growth eREIT VII, LLC, Fundrise Balanced eREIT, LLC and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC, both of which merged into Fundrise eFund, LLC on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D through the Fundrise Platform.

•	Fundrise Real Estate Interval Fund, LLC (“Flagship Fund”) is a newly organized Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

The eREITs, eFund, oFund, and Flagship Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs.”

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation.

Principles of Consolidation

The Company consolidates entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Investments in Sponsored Programs

The Company records its investments in the launched Sponsored Programs using the equity method of accounting. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits, and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used as provided for qualified health expenses and therefore are separately presented on our balance sheets.

Receivables from Sponsored Programs

Receivables from Sponsored Programs consists primarily of asset management fees due to us from the Sponsored Programs which are paid to the Company on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages. These receivables are generally short term and settle within 30 days. We evaluate the collectability of the balances however the Company has not experienced a default. As a result, we do not have an expectation of credit losses related to these receivables.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. See Note 8, Intangible Assets, Net, for more detail on internal-use software as of December 31, 2021 and 2020.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. See Note 8, Intangible Assets, Net, for more detail on internal-use software as of December 31, 2021 and 2020.

Deferred Costs of Sponsored Programs

Certain offering and other deferred costs (“Deferred Costs”) of the Sponsored Programs are initially paid by Fundrise Advisors on behalf of each Sponsored Program. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

Fundrise Advisors has decided that the eREITs and eFund will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum net asset value (“NAV”) per share of $10.00 (the “Hurdle Rate”). Once the NAV per share of an eREIT or eFund exceeds the Hurdle Rate, it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs, whether incurred before or after the date that the Hurdle Rate was exceeded, to the extent that such reimbursement does not cause NAV per share to drop below the Hurdle Rate as a result.

Deferred Costs for launched eREITs and the eFund are included in Other current assets on the consolidated balance sheets. Deferred Costs for unlaunched Sponsored Programs are included in Other assets on the consolidated balance sheets.

Deferred Costs of the Flagship Fund are not subject to the Hurdle Rate. Fundrise Advisers may seek recoupment from the Flagship Fund of any contractual or voluntary fee waivers or expense reimbursements if recoupment by the Fundrise Advisers (a) occurs within thirty-six months after the date of the waiver/reimbursement and (b) does not cause the Flagship Fund’s operating expenses to exceed the lesser of the contractual expense limitation amount in effect at the time of the waiver/reimbursement or at the time of the recoupment. Certain organizational costs of the Flagship Fund were expensed by Fundrise Advisors in the consolidated statements of operations as of December 31, 2020, due to it being a consolidated entity. As of January 4, 2021, the Flagship Fund was deconsolidated after it launched on the Fundrise Platform. These organizational costs were reversed upon deconsolidation and fully reimbursed to Fundrise Advisors as of December 31, 2021.

Real Estate Debt Investments of the Notes Program

The Company historically engaged in real estate lending (the “Notes Program”). In general, these real estate debt investments have been Real Estate Loans made by Fundrise Lending, LLC and held by National Commercial Real Estate Trust (the “Trust”) related to corresponding notes payable (“Notes”). To maximize the value of the Notes, the Company intention has been to hold all Notes until the stated maturity date. Since management had the positive intent and ability to hold the Notes to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, the Company suspended the Notes Program indefinitely, and since then interest income related to making and holding investments for the Notes Program has not been a material part of its future revenue. The Notes Program came to an end in March 2021. See Note 4, Real Estate Debt Investments and Related Notes Payable of the Notes Program for more detail.

Revenue Recognition

Origination and Acquisition Fees

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees are typically up to 2.0% of the aggregate loan amount. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise or an affiliate by third-party real estate sponsors and the wholly owned assets of Sponsored Programs. Acquisition fees are typically up to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the asset. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the diligence performed when underwriting a real estate transaction. Due diligence fees are typically paid prior to the deal closing and are recognized once material due diligence has concluded.

Management and Advisory Fees, Net

Management fees are earned by Fundrise Advisors from the Sponsored Programs for investment management services provided. Fundrise Advisors generally assesses these fees on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages. The management fees may be waived at any time for any Sponsored Program at Fundrise Advisors’ sole discretion, and depending on the management agreement, once waived, may no longer be collectible or may be recouped pursuant to certain contractual expense limitation agreements between Fundrise Advisors and the respective Sponsored Program.

Advisory fees are earned by Fundrise Advisors from individual investors for providing services with respect to the portfolio investment plans, auto-investment plans, and dividend re-investment plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Management and advisory fees are accounted for as contracts with customers. Fundrise Advisors typically satisfies the performance obligations to provide management and advisory services over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. The transaction prices are the amount of consideration to which Fundrise Advisors expects to be entitled in exchange for transferring the promised services in each instance. Management and advisory fees earned represent variable consideration because the consideration Fundrise Advisors is entitled to varies based on fluctuations in the basis for the management and advisory fees, for example fund net assets for management fees and AUM for advisory fees. The amount recorded as revenue in each instance is generally determined at the end of the period because these management and advisory fees are payable on a regular basis (typically quarterly) and the basis is fixed.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statements of operations. As of December 31, 2021 and 2020, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of December 31, 2021 and 2020, the value of the deferred tax asset, net of the valuation allowance, was $0.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance is effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company anticipates the adoption of this standard will result in the recognition of a right-of-use assets in the range from $4,300,000 to $4,600,000 and recognition of a lease liability in the range from $6,500,000 to $7,000,000. The Company is currently finalizing its adoption of the new standard.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update ASU 2019-12, Simplifying the Accounting for Income Taxes, which updates areas of ASC 740, to reduce complexity without decreasing the quality of the information provided to users of the financial statements. The standard will be effective for fiscal years beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. Real Estate Debt Investments and Related Notes Payable of the Notes Program

Real Estate Debt Investments

We previously invested in forty-three debt investments via the Notes Program, all of which have been repaid in full as of December 31, 2021.

As of December 31, 2020, the Company had one unpaid note with outstanding principal and accrued interest of $6.0 million and $2.3 million, respectively, which was secured by the underlying property of the real estate debt investment. On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, the Company received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds, bringing the Notes Program to an end.

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending, LLC and held them for the sole benefit of certain investors that had purchased project-dependent notes issued by the Trust through the Notes Program and that were related to specific underlying loans for the benefit of the investor. The Notes therefore were recorded as a corresponding liability to the loan asset. As a result of the repayment of the real estate debt investment outlined above, we paid $6.0 million notes payable and $1.9 million in accrued interest to the related note holders.

5. Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and loans payable. As of December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payment in kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and a recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2020, management estimated the fair value of our real estate debt investments including PIK interest, to approximate the carrying cost. As discussed in Note 4, Real Estate Debt Investments and Related Notes Payable of the Notes Program, as of December 31, 2021 we no longer have any real estate debt investments.

6. Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of December 31, 2021 and 2020, the Investments in Sponsored Programs totaled $2,658,000 and $2,475,000, respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

7. Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

	December 31,	December 31,
	2021	2020
Computer equipment	$725	$380
Furniture and fixtures	7	7
Leasehold improvements	1,648	-
Total property and equipment	2,380	387
Less: accumulated depreciation	(677)	(161)
Total property and equipment, net	$1,703	$226

Depreciation expense on property and equipment was approximately $105,000 and $151,000 for the years ended December 31, 2021 and 2020, respectively.

In November 2020, the Company’s lease at 1601 Connecticut Ave NW, Washington, DC, ended and the leasehold improvements associated with it were no longer in use. As a result, the Company removed $398,000 of leasehold improvements and $398,000 of accumulated depreciation for the year ended December 31, 2020.

No property or equipment assets were impaired in the years ended December 31, 2021 and 2020.

8. Intangible Assets, Net

Intangible assets, net, consist of the following (in thousands):

	December 31,	December 31,
	2021	2020
Internal-use software	$20,385	$14,078
Patents, trademarks, and domain	341	315
Total intangible assets	20,726	14,393
Less: accumulated amortization	(7,287)	(4,834)
Total intangible assets, net	$13,439	$9,559

In the years ended December 31, 2021 and 2020, the Company impaired identified software assets resulting in losses of $75,000 and $13,000, respectively.

Amortization expense of intangible assets for the years ended December 31, 2021 and 2020, was approximately $2,464,000 and $1,767,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of December 31, 2021 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2022	$2,455
2023	2,152
2024	1,369
2025	349
2026	7
Thereafter	27
Total	$6,359

Certain intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not currently subject to amortization as of December 31, 2021 and 2020, respectively, is as follows (in thousands):

	December 31, 2021	December 31, 2020
Internal-use software in process	$6,900	$5,302
Patents and domain	180	163
Total carrying value not subject to amortization	$7,080	$5,465

9. Loans Payable

PPP Loan Payable

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. In July 2021, the Company applied for forgiveness of the PPP Loan with our Lender. See Note 17, Subsequent Events, for more information. The PPP Loan matured on April 19, 2022.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations. Under the terms of the loan agreement as written, until such time as the Company applies for and the Small Business Administration issues a determination on the forgiveness, future minimum loan payments are anticipated to be approximately $2.8 million for 2022.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Loan.

As of December 31, 2021 and 2020, the PPP Loan has accrued interest of $47,000 and $19,000, respectively.

Short Term Notes Payable

In November 2020, we engaged in short term lending on a limited basis raising funds in the form of short term notes (“Short Term Notes”) from accredited investors on the Fundrise Platform, raising $1,050,000, and lending these funds to certain Sponsored Programs. The Short Term Notes are included in loans payable, current on the consolidated balance sheet at December 31, 2020. As of December 31, 2020, the Short Term Notes program had accrued interest of $3,000, which was included in other current liabilities on the consolidated balance sheets.

In February 2021, the Short Term Notes matured and were paid back in full with interest to the investors.

10. Other Liabilities

Other liabilities consist of the following (in thousands):

	December 31,	December 31,
	2021	2020
Deferred rent	$2,436	$1,185
Deferred compensation	243	243
Other	-	4
Total other liabilities	$2,679	$1,432

11. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock grants (“RSGs”), restricted stock units (“RSUs”), or restricted stock options (“RSOs”) to purchase shares of common stock to employees, executives, directors, and consultants. A total of 10,100,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of December 31, 2021 and December 31, 2020. The Company has issued RSGs, RSUs, and RSOs as of December 31, 2021.

The RSGs issued and outstanding through December 31, 2021 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The Company recognized approximately $717,000 of stock-based compensation expense related to RSGs issued in prior years during the year ending December 31, 2020. As of December 31, 2021 and 2020, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. We issued no stock options and no shares were forfeited for the years ended December 31, 2021 and 2020. During the years ending December 31, 2021 and 2020, respectively, 1,374 and 3,250 stock options vested. The Company recognized approximately $2,000 and $5,000 of stock-based compensation expense related to RSOs during the years ending December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, respectively, total unrecognized compensation cost was approximately $0 and $2,000.

RSUs issued through December 31, 2021 and 2020 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The RSUs are also subject to performance based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering.

As of December 2021 and 2020, 7,192,100 RSUs were authorized to be issued. The Company issued 2,012,530 and 529,470 RSUs for the years ended December 31, 2021 and 2020, respectively. There were 236,493 and 388,687 RSUs forfeited for the years ended December 31, 2021 and 2020, respectively. During the periods ending December 31, 2021 and 2020, respectively, there were 658,732 and 515,235 RSUs that met the time-based criteria for vesting.

A summary of RSUs at December 31, 2021 and 2020, is as follows:

	December 31,	December 31,
	2021	2020
Issued	4,955,400	2,942,870
Outstanding	4,307,066	2,505,496
Forfeited	648,334	437,374

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during 2021 and 2020.

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. For years ended December 31, 2021 and 2020, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $868,000 and $560,000 respectively.

12. Income Tax

For the years ended December 31, 2021 and 2020, the Company did not record a provision for income taxes related to pre-tax net loss due to the Company’s net deferred tax assets that were subject to, and offset by, a valuation allowance.

The Company’s effective tax rate for both 2021 and 2020 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

Income (loss) before provision for income taxes for the years ended December 31, 2021 and 2020 was as follows (in thousands):

Income before taxes	2021	2020
Domestic	$(38,803)	$(21,429)
Foreign	-	-

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$32,750	$20,987
Formation costs	33	215
Stock-based compensation	1,140	1,164
Deferred compensation	67	68
Interest expense	-	-
Deferred rent	323	325
PPP Loan Interest	13	5
163J Limitation	376	426
Other deferred tax assets	32	14
Gross deferred tax assets	34,734	23,204
Valuation allowance	(30,887)	(20,396)
Deferred tax assets, net of valuation allowance	3,847	2,808

Deferred tax liabilities:
Internal-use software	(3,453)	(2,612)
Prepaid expenses	(276)	(179)
Other deferred tax liabilities	(118)	(17)
Gross deferred tax liabilities	(3,847)	(2,808)
Net deferred tax assets:	$-	$-

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $30.7 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

At December 31, 2021, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $119 million, to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin expiring in 2034.

As of December 31, 2021, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

The Company identifies the U.S. and District of Columbia as its major tax jurisdictions. The tax period for the taxable year ending December 31, 2017 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

13. Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A Common Stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment will be made to the holders of any common stock, the holders of convertible preferred stock will be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution will be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2021 and 2020 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A Common Stock will have one vote per share and each share of Class F Common Stock will have ten votes per share.

Common Stock

Class A Common Stock

As of December 31, 2021 and 2020, respectively, there were 2,888,859 and 2,887,359 shares of Class A Common Stock issued and 2,455,894 and 2,454,394 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of December 31, 2021 and 2020, respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of December 31, 2021, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. As of December 31, 2021, 20,000,000 shares have been authorized as Class B Common Stock. As of December 31, 2021 and 2020, respectively, there were 15,454,237 and 11,790,663 shares of Class B Common Stock issued and 15,008,588 and 11,481,550 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014 we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP that we have a controlling financial interest. NCI for the years ended December 31, 2021 and 2020, respectively, were $10,031,000 and $10,040,000. Substantially all of the assets in the limited partnership are held as cash.

15. Related Party Transactions

In addition to those disclosed elsewhere in the Notes to the Financial Statements, the following related party transactions are disclosed:

Investments in Notes Program and Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Series A Preferred Stock Financing

The following table summarizes the Series A stock held by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member as of December 31, 2021.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

National Commercial Real Estate Trust Promissory Notes

On November 23, 2020, the Company as the lender entered into five separate promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC as each of the borrowers. The principal of each note was $210,000 with a duration of three months and a simple interest rate of 3%. The principal balance total was $1,050,000 and was included in Notes Receivable from Sponsored Programs and the accrued interest on the notes was included in Receivables from Sponsored Programs on the accompanying consolidated balance sheet as of December 31, 2020. These loans were made from the Trust in concert with receipt of proceeds from investors of the Short Term Notes and each of the borrowers above used the loan proceeds to finance their operations in the short term. These notes and any accrued interest were paid off in full to the Trust on February 23, 2021.

16. Commitments and Contingencies

Operating Leases

On September 2, 2016, the Company entered into a four-year lease for office space in Washington, DC (1601 Connecticut Ave NW, 3rd Floor), which expired on November 30, 2020.

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for new office space (located at 11 DuPont Circle NW) to accommodate the Company’s growing workforce. The Company moved to this location in June 2019.

Facilities rental expense for the years ended December 31, 2021 and 2020 was approximately $952,000 and $1,139,000, respectively. As part of these lease agreements, we currently have pledged approximately $308,000 as security deposits.

Our future minimum lease payments are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2022	$983
2023	1,008
2024	1,033
2025	1,059
2026	1,086
Thereafter	4,217
Total	$9,386

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of one of our initial Sponsored Programs, Fundrise Equity REIT, LLC’s, lack of assets, revenue, and operating history, Fundrise Advisors has agreed to make a payment to the eREIT of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at December 31, 2021 and 2020. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	400
18.1% to 19.0%	300
19.1% to 19.9%	200
20.0% or greater	0

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Promissory Note

On December 23, 2021, Fundrise, L.P. and Fundrise eFund, LLC (the “eFund”) signed a promissory note agreement, effective January 3, 2022, wherein Fundrise, L.P. loaned the eFund $7.0 million with an annual interest rate of 3.5% and a maturity date of June 30, 2022. See Note 17, Subsequent Events, for more information

17. Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 27, 2022, for potential recognition or disclosure.

Real Estate Services Agreement

Effective January 1, 2022, Fundrise Real Estate, LLC, a subsidiary of the Company, entered into a real estate services agreement (the “Service Agreement”) with certain affiliates. The Service Agreement outlines various services Fundrise Real Estate, LLC agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, origination and acquisition services, loan servicing, and development and entitlement services.

Promissory Note

On January 3, 2022 Fundrise, L.P. loaned the eFund $7.0 million with an annual interest rate of 3.5% and a maturity date of June 30, 2022. As of January 31, 2022, the eFund fully repaid the promissory note and all accrued interest.

Income eREIT Merger

Effective March 31, 2022, Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise eREIT XIV, LLC, and Fundrise Income eREIT V, LLC (collectively, the “Merged Entities”) merged into Fundrise Income Real Estate Fund, LLC, a registered Investment Company Act fund (“Income Interval Fund”), that was sponsored by the Company and for which Fundrise Advisors acts as manager. In connection with the merger, the Income Interval Fund issued to the shareholders of the Merged Entities common shares of the Income Interval Fund based on agreed upon exchange ratios. The exchange ratios were based on the NAV per share of each of the Merged Entities that was effective as of the date of the merger, March 31, 2022.

Offering Proceeds

Effective January 24, 2022, the offering price per share of the Company’s Class B Common Stock increased from $11.44 to $13.08. During this subscription period , we have raised approximately $19.6 million.

Effective March 4, 2022, the Company’s Offering Statement was qualified by the SEC. This increased the offering price per share of the Company’s Class B Common Stock from $13.08 to $15.00. Since the opening of this subscription period through April 27, 2022, no shares have settled.

PPP Loan Forgiveness

On July 8, 2021, the Company, through its Lender, applied for forgiveness of the PPP Loan offered by the SBA in the principal amount of $2,793,800. On September 10, 2021, the Company was informed, through its Lender, that the SBA would be reviewing the Company’s PPP forgiveness application. Under PPP rules, a Lender’s determinations as to forgiveness eligibility, expenditures that qualify toward forgiveness, and the final balance of the PPP Loan that may be forgiven are subject to review by the SBA. As of April 27, 2022, the Company’s PPP loan forgiveness application is currently under review before the SBA Office of Hearing and Appeals (“OHA”). A timeline for OHA’s review has not yet been set; accordingly, the Company is uncertain as to when OHA will complete its review, and when SBA will render a final agency decision regarding the timing, amount, and determination of forgiveness, in accordance with OHA’s decision.

Item 8.	Exhibits

2.1**	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to Form 1-U filed January 21, 2020)
2.2**	Bylaws (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A on January 20, 2017)
3.1**	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company’s Form 1-A on December 29, 2016)
3.2**	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof filed as Exhibit 3.2 to the Company’s Form 1-A on December 29, 2016)
4.1**	Form of Subscription Package (incorporated by reference to Exhibit 4.1 to Form 1-A POS filed on February 15, 2022)
5.1**	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014 (incorporated by reference to the copy thereof filed as Exhibit 5.1 to the Company’s Form 1-A on December 29, 2016)
6.1**	Special Indemnity Letter Agreement, by and between Rise Companies Corp. and Renren Lianhe Holdings, dated April 14, 2014 (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A on December 29, 2016)
6.2**	Second Amended and Restated 2014 Stock Option and Grant Plan (incorporated by reference to Exhibit 6.2 to Form 1-U filed on January 21, 2020)
11.1*	Consent of KPMG LLP
11.2*	Consent of RSM US LLP

*	Filed herewith.
**	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 27, 2022.

Rise Companies Corp.

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

This annual report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	April 27, 2022
Benjamin S. Miller	(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer	April 27, 2022
Alison A. Staloch	(Principal Financial Officer and Principal Accounting Officer)

/s/ Benjamin S. Miller	Director	April 27, 2022
Benjamin S. Miller

/s/ Brandon T. Jenkins	Director	April 27, 2022
Brandon T. Jenkins

/s/ Joseph Chen	Director	April 27, 2022
Joseph Chen

/s/ Tal Kerret	Director	April 27, 2022
Tal Kerret

/s/ Haniel Lynn	Director	April 27, 2022
Haniel Lynn